A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

FOR IMMEDIATE RELEASE

A-Power Explains Delay in Early Reporting of 2010 Results and Related Conference Call

SHENYANG, China, April 7, 2011 /PRNewswire-Asia-FirstCall/ -- A-Power Energy Generation Systems, Ltd. ("A-Power," Nasdaq: APWR), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today explained the delay of its intended early reporting of the year 2010 results and its related conference call.

Mr. Kin Kwong (Peter) Mak, A-Power's Chief Financial Officer, said, “The scope of the audit field work that is necessary to bring the audit of our 2010 financial statements to a conclusion was not immediately recognized when the conference call was initially scheduled to discuss our results. After learning from both our internal team and from our outside professional advisers that the work on the financial statements and conclusion of the audit could not be completed prior to the date we had previously scheduled for release, we, of necessity, postponed the conference call and the release of the financial results for 2010.

“While we very much regret the delay and confusion caused by our premature announcement of the conference call, it is most important that our financial statements for the year ended December 31, 2010 are completed with all due care and that these financial statements are accurate and reliable when they are released.

“I again confirm that the delay was not the result of any accounting irregularities or investigation of accounting errors, nor do we expect any restatement of A-Power’s previously audited financial statements as a result of the ongoing audit processes for 2010.”

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010, and acquired Hallys Corporation in May 2010.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under law.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com